Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended January 31, 2026

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

This Management’s Discussion and Analysis (“MD&A”) of Clearmind Medicine Inc. (“Clearmind” or the “Company”), prepared as of March 12, 2026, should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended January 31, 2026, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

Additional information about the Company is available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business and Company Overview

Corporate Information

The Company was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company and the Company’s wholly-owned Canadian subsidiary, Clearmind Labs Corp.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

Company Overview

The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s goal is to develop and provide a new type of treatment for mental health disorders, including Alcohol Use Disorder (“AUD”), binge drinking and eating disorders, where there is significant unmet need and lack of innovation. The Company sees psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. The Company believes that its solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

The Company’s flagship treatment and focus for the short term is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. In January 2025, the U.S. Surgeon General released a new Surgeon General’s Advisory on Alcohol and Cancer Risk, outlining the direct link between alcohol consumption and increased cancer risk, which is in addition to other common risks associated with excessive alcohol consumption. Apart from potentially changing people’s lives, the Company believes that its treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. The Company also believes that its treatment may address binge drinking. 178,000 people die every year in the United States alone due to binge drinking.

The Company has also advanced its proprietary 5-Methoxy-2-aminoindane (“MEAI”)-based alcohol substitute beverage program by completing most of the pre-clinical studies required for a novel-food application submission according to novel foods and food additives legislation and regulations accepted in many jurisdictions worldwide and entering into a strategic agreement to source global manufacturers and distributors for its MEAI-based alcohol substitute beverages.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

The Company has completed a series of pre-clinical, investigational new drug-enabling studies in the United States and China that are required before it can study its compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of our compound and characterization of the drug metabolism. The Company has conducted several metabolism studies designed to better understand the way MEAI is digested in several species. In addition, the Company has conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

In February 2024 and in July 2024, the Company announced that it wase granted approval by the Israeli Ministry of Health and by the U.S. Food and Drug Administration, respectively to initiate its first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023, the Company initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December, the Company announced that it received IRB approvals from Johns Hopkins University and Yale University, respectively, its clinical sites for part A of its Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. In July 2025, the Company announced site initiation at Tel Aviv Sourasky Medical Center (TASMC) in Israel and in August 2025, the Company receipt of TASMC IRB approval. In addition, the Company announced in August 2025 IRB approval at Hadassah Medical Center in Israel and in November 2025, the Company announced initiation of this site.

Significant developments during the period

In November 2025, the Company’s Data and Safety Monitoring Board (“DMSB”) unanimously approved the continuation of the Phase I/IIa clinical trial for CMND-100 following a positive interim safety review that found that there were no serious adverse events reported, there was general good tolerability across all participants and there was strong treatment observance, with high adherence to the dosing regimen and study protocol. The DSMB, which is comprised of independent experts, including specialists in psychiatry, a biostatistician and a neuropsychopharmacologist, conducted a thorough review of unblinded safety data from the initial dosing cohort.

The Phase I part of the Phase I/IIa clinical study is an open label, randomized study to evaluate the safety and pharmacokinetics of single ascending doses of MEAI oral capsules. In the study we are utilizing a hybrid model where we study the effects of MEAI in healthy volunteers and AUD patients. Single ascending doses will be distributed in up to 4 cohorts, with 6 subjects per dose. As the study moves forward, we will determine the distribution of the cohorts based, among other things, on the rate in which we can enroll patients at each site.

The Phase IIa part of the Phase I/IIa clinical study is a double-blind, randomized, placebo-controlled study to assess the safety of multiple doses of MEAI in healthy volunteers and AUD subjects and as a secondary endpoint, the potential effect of MEAI on drinking patterns and cravings in individuals with AUD in accordance with DSM-V criteria. Two cohorts of 18 subjects per cohort will be given the highest tolerated doses and placebo (2:1 ratio). Oral capsules will be given once daily, for five consecutive days. The patients will complete diaries and questionnaires to report on their drinking patterns and craving for alcohol during the clinical trial period.

The Company uses a Pharmacokinetics (“PK”) assessment in both phases of the Phase I/IIa study. PK is defined by the American Society of Health-System Pharmacists as the study of the time course of a drug absorption, distribution, metabolism, and excretion in animals and human. Typical PK assessments include blood and organs collections at standard time intervals in order to test the drug level in the various tissues as function of time. The pharmacokinetic information as studied in animals has application to the safe and effective therapeutic management of drugs in an individual patient. In our study, our PK assessment will consist of collecting blood from all subjects enrolled in the study at the following timepoints:

(i)	Phase 1 - before dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and 24-hour post drug administration.

(ii)	Phase 2 - before the first dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post drug administration and before the last dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post last drug administration

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

Prior Use of Proceeds Disclosure

The table below describes the difference between the Company’s anticipated use of proceeds from public offerings completed since November 2022, as disclosed in previous news releases. The table shows the amounts actually spent for the period from November 1, 2022, through to January 31, 2026. The variances noted below do not have a material impact on the Company’s ability to achieve its business objectives and milestones. The table below does not include proceeds received from the exercise of warrants.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to January 31, 2026 (USD)
November 2022 public offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.5 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	1.0 million
To complete planned Phase I/IIa studies	3.5 million	3.0 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	1.9 million
January 2024 Public Offering and Concurrent Private Placement
For general corporate purposes and working capital.	2.4 million	1.7 million
September 2025 Convertible Notes Securities Purchase Agreement
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	0.5 million	-
November and December 2025 Public Offering
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	7.2 million	-

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

Selected Financial Information

The following financial data prepared in accordance with IFRS in United States dollars is presented for the three month periods ended January 31, 2026 and 2025.

	Three months ended
	January 31,
	2026	2025

Operating expenses
General and administrative	$3,019,421	$1,034,736
Research and development, net	640,494	461,438
Total operating expenses	3,659,915	1,496,174

Finance income (expenses)
Changes in fair value of derivative warrant liabilities	365,926	514,750
Changes in fair value of short-term investments	(572,969)	(71,705)
Foreign exchange gain (loss)	6,262	(4,450)
Other finance expenses	(4,107)	(8,715)
Interest income on deposit	64,649	34,008
Changes in fair value of convertible loans	(50,469)	-
Total finance income (expenses)	(190,708)	463,888

Loss before taxes	(3,850,623)	(1,032,286)
Tax expenses	(3,960)	(39,335)
Net loss and comprehensive loss	$(3,854,583)	$(1,071,621)
Loss per share, basic and diluted	$(3.32)	$(9.55)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	1,162,097	112,213

Three-month period ended January 31, 2026, compared to the three-month period ended January 31, 2025

Research Costs

Research costs are comprised primarily of (i) pre-clinical trials and (ii), regulatory professional and other expenses.

For the three-month period ended January 31, 2026, research costs amounted to $640,494 as compared to $461,438 for the three-month period ended January 31, 2025.

During the mentioned period, most of our R&D activity revolved around our clinical trial.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

General and Administrative Expenses

For the three-month period ended January 31, 2026, general and administrative expenses amounted to $3,019,421 as compared to $1,034,736 for the three-month period ended January 31, 2025. The increase in 2026 relates primarily to an increase in professional fees, investor relations and share-based compensation.

Finance income

For the three-month period ended January 31, 2026, financial loss amounted to $(190,708) as compared to financial income of $463,888 for the three-month period ended January 31, 2025. The financial expenses during the three-month period ended January 31, 2026, consists of change in warrant liability of $365,926, changes in fair value of short-term investments of $(572,969), foreign exchange gain of $6,262, changes in fair value of convertible loans of $50,469, other finance expenses of $(4,107) and interest income on deposit of $64,649.

Loss for the period

The Company reported a loss for the three-month period ended January 31, 2026, of $3,854,583 as compared to a loss of $1,071,621 for the three-month period ended January 31, 2025.

Financial Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters.

	January 31, 2026	October 31, 2025	July 31, 2025	April 30, 2025
Total revenues	$–	$–	$–	$–
Net loss	(3,854,583)	(687,842)	(1,313,592)	(783,928)
Net loss per share, basic and diluted	(3.32)	(4.74)	(9.84)	(6.23)

	January 31, 2025	October 31, 2024	July 31, 2024	April 30, 2024
Total revenues	$–	$–	$–	$–
Net loss	(1,071,621)	(884,744)	(2,093,917)	(908,217)
Net loss per share, basic and diluted	(9.55)	(2.95)	(23.53)	(11.17)

The loss per quarter and related net loss per share is a function of the level of research and development activity that took place during that quarter.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

Liquidity and Capital Resources

As of January 31, 2026, the Company had cash on hand of $9,257,766 and working capital of $8,115,655, compared to $6,573,813 and working capital of $1,057,262 as of October 31, 2025, respectively. During the three-month period ended January 31, 2026, the Company’s overall position of cash increased by $5,334,708 from the year ended October 31, 2025. This increase in cash can be attributed to the following:

●	The Company’s net cash used in operating activities during the three-month period ended January 31, 2026, was $2,084,949 as compared to $1,265,435 for the three-month period ended January 31, 2025. This increase is mostly due to an increase in the net loss for the period.

●	Net cash generated from investing activities being proceeds from the sale of a short-term investment- for the three -month period ended January 31, 2026, was $nil as compared to $69,462 for the three-month period ended January 31, 2025.

●	Net cash provided from financing activities for the three -month period ended January 31, 2026, was $7,417,180 as compared to $5,781,196 for the three-month period ended January 31, 2025. Cash provided in 2026 was from exercise of warrants and proceeds received from issuance of shares in respect of the Promissory Notes.

The Company anticipates that its cash and cash equivalents will provide sufficient liquidity for at least twelve months, however, the Company may have capital requirements in excess of its currently available resources in order to advance all it its programs. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the possible future commercialization of any of its drug candidates, subject to regulatory approval.

In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued capital, shares issuable, warrants reserve and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2025.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

Transactions With Related Parties

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2026	2025
Officers:
Consulting fees	$171,128	$84,000
Share based compensation	-	73,929
	$171,128	$157,929
Directors:
Directors’ fees	$182,030	$58,206
Share based compensation	-	117,595
	$182,030	$175,801

(ii)	Balances with related parties

	January 31,	October 31,
	2026	2025
Amounts owed to officers	$112,766	$29,761
Amounts owed to directors	114,918	30,471
	$227,684	$60,232

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate it’s and SciSparc’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture and the development of the molecule remains in a very early stage.

For the three months ended January 31, 2026, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $32,968 (three months ended January 31, 2024 - $12,746). As of January 31, 2026, $317,783 is owed to the Company by SciSparc (October 31, 2025 - $286,488).

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

Financial Instruments and Risk Management

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of January 31, 2026, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2026
Short-term investment- Polyrizon shares	$1,671	$–	$–	$1,671
Short-term investment- Taurus shares	726,169	–	–	726,169
Short-term investment- Taurus Warrants	–	–	361,598	361,598
Derivative warrant liabilities	–	–	(1,756,632)	(1,756,632)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2025
Short-term investment- Polyrizon shares	$886	$–	$–	$886
Short-term investment- Taurus shares	1,030,402	–	–	1,030,402
Short-term investment- Taurus warrants	–	–	631,119	631,119
Convertible loans		(1,760,066)		(1,760,066)
Derivative warrant liabilities	–	–	(2,369,195)	(2,369,195)

The fair values financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

The following table indicates the impact of foreign currency exchange risk on net working capital as at January 31, 2026. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2026.

Cash and cash equivalents	$78,977
Other receivables	112,526
Accounts payable and accrued liabilities	(198,553)
Due to related parties	(146,345)
Total foreign currency financial assets and liabilities	$(153,395)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(15,340)

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2026, and October 31, 2025:

January 31, 2026	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$912,718	$912,718	$–
Due to related parties	227,684	227,684	–
Lease liability	7,977	7,977	–
	$1,148,379	$1,148,379	$–

October 31, 2025	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$682,163	$682,163	$–
Due to related parties	60,232	60,232	–
Lease liability	18,800	18,800	–
Convertible loans	1,760,066	1,760,066
	$2,521,261	$2,521,261	$–

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three months ended January 31, 2026, and have not been early adopted in preparing these condensed interim consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Change in Accounting Policies

There have been no changes in accounting policies during the three months ended January 31, 2026.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2026

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities and assets are adjusted to reflect their fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Disclosure of Outstanding Share Data

Authorized share capital consists of unlimited number of common shares without par value.

As of January 31, 2026, and March 12, 2026, the Company had 1,499,838 and 2,088,806 common shares issued and outstanding, respectively.

As of January 31, 2026, and March 12, 2026, the Company had nil and 306,000 pre funded warrants outstanding, respectively.

As of January 31, 2026, and March 12, 2026, the Company had 138 stock options outstanding.

As of January 31, 2026, and March 12, 2026, the Company had 945,154 and 1,936,156 warrants outstanding, respectively.

As of January 31, 2026, and March 12, 2026, the Company had 2,031 RSUs outstanding.

Risks and Uncertainties

The Company business, and investing in the Company’s securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” and other risk factors contained in the Company’s Annual Information Form filed in SEDAR+ on January 20, 2026 and in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on January 20, 2026. If any of these risks actually occur, the Company’s business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of the Company’s securities would likely decline, and investors may lose all or part of their investment.